PBHG Advisor Funds, Inc.
                               825 Duportail Road
                              Wayne, PA 19087-5525


                                                              December 21, 1998


VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

     Re: Post-effective Amendment No. 4 for PBHG Advisor Funds, Inc. (Registration Nos. 333-44193 and 811-08605)
            -----------------------------------------------------------

Ladies and Gentlemen:

     On October 27, 1998, The PBHG Advisor Funds, Inc. (the "Company"), filed via electronic submission Post-effective Amendment No. 4 (the "Amendment") to the Registration Statement on Form N-1A. The sole purpose of the Amendment was to delay the effectiveness of Post-effective Amendment No. 3, for which withdrawal has previously been requested by our letter dated and filed December 15, 1998. We hereby make application to withdraw the Amendment, pursuant to Rules 477(a) and 478(c) under the Securities Act of 1933, as amended.

     Should you have any questions about this application, please contact the undersigned at (610) 578-1206.

                                        Sincerely,

                                        PBHG Advisor Funds, Inc.

                                        By:  /s/ John M. Zerr
                                        -------------------------------------
                                        Name:  John M. Zerr
                                        Title: Vice President and Secretary
                                        Telephone No.:  (610) 578-1206


cc:  Brent Fields, Esq.
     William H. Rheiner, Esq.
     John M. Ake, Esq.